CHEVRON CORPORATION

CHEVRON U.S.A. INC.

6001 Bollinger Canyon Road

San Ramon, California 94583

August 21, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549

Attn:	Tim Levenberg, Special Counsel

Dan Duchovny, Special Counsel

RE:	Chevron Corporation / Chevron U.S.A. Inc.

Registration Statement on Form S-4

File Nos. 333-273642 and 333-273642-01

Dear Messrs. Levenberg and Duchovny:

Chevron Corporation (“Chevron”) and Chevron U.S.A. (the “Registrants”) previously filed the above-referenced registration statements on Form S-4 and related amendment (the “Registration Statement”) on August 3, 2023. The Registration Statement has not yet been declared effective. Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrants hereby respectfully request that the Registration Statement, together with all amendments and exhibits, be withdrawn at your earliest convenience.

The Registration Statement was filed in connection with (i) a proposed exchange offer of 5.750% Senior Notes due 2026 (the “Notes”) issued by PDC Energy, Inc. for 5.750% Senior Notes due 2026 to be issued by Chevron U.S.A. and fully and unconditionally guaranteed by Chevron and cash, and (ii) the related consent solicitation (together, the “Exchange Offer”) to amend the indenture governing the Notes. As of the date hereof, the Registrants do not expect that a majority of the outstanding Notes will be tendered prior to the expiration date of the Exchange Offer and that the conditions to the Exchange Offer will be met. As a result, the Registrants have elected to terminate the Exchange Offer.

Because the Registration Statement was not declared effective, the Registrants represent that no securities have been sold pursuant to the Registration Statement. The Registrants believe withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

The Registrants request, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against any future filing fees.

If you have any questions about this withdrawal request, please contact John C. Kennedy at (212) 373-3025 or Patricia Vaz de Almeida at (212) 373-3367.

* * * * *

Very truly yours,

By:	/s/ Christine L. Cavallo
Christine L. Cavallo
Assistant Secretary – Chevron Corporation